UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 10)
INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

_______________________

            The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,632,735
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

36,632,735
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,632,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.2%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,632,735
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

36,632,735
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,632,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.2%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,632,735
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

36,632,735
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,632,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.2%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

1		NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,632,735
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

36,632,735
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,632,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.2%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends the initial Statement on Schedule 13D filed March 14, 2003 of Pyxis Innovations Inc. (“Pyxis”), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.) and Alticor Global Holdings Inc. (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed July 22, 2003 (“Amendment No. 1”), Amendment No. 2 filed September 24, 2004 (“Amendment No. 2”), Amendment No. 3 filed June 23, 2006 (“Amendment No. 3”), Amendment No. 4 filed August 28, 2006 (“Amendment No. 4”), Amendment No. 5 filed July 25, 2007 (“Amendment No. 5”), Amendment No. 6 filed January 16, 2008 (“Amendment No. 6”), Amendment No. 7 filed September 19, 2008 (“Amendment No. 7”), Amendment No. 8 filed March 26, 2009 (“Amendment No. 8”) and Amendment No. 9 filed August 19, 2009 (“Amendment No. 9”).

Amendment No. 9, Amendment No. 8, Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2,  Amendment No. 1 and the Initial Schedule 13D are collectively referred to in this Amendment No. 10 as the “Previous Filings.”  To the extent any item is superseded by a later filing, the later filing is operative and controlling.  As noted therein, Amendment No. 8 restated certain information previously included in the Initial Schedule 13D and Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2 and Amendment No. 1.  Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported in the Previous Filings.

Explanatory Note

This Amendment No. 10 is filed for the purpose of providing information regarding the entry into a Second Amendment to Amended and Restated Note Purchase Agreement dated February 1, 2010 between the Issuer and Pyxis (the “Second Amendment”), as more fully described in Item 4(a) below.

Item 1.	Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer’s Principal Executive Office:

135 Beaver Street Waltham, MA 02452

SCHEDULE 13D

Item 2.	Identity and Background.

             Except to the extent set forth below, the information set forth in Item 2 of Amendment No. 8 remains unchanged.

            Craig V. Witcher is the Treasurer of Pyxis, Controller of Alticor Inc. (his employer), Controller of Solstice Holdings Inc. and Assistant Treasurer of Alticor Global Holdings Inc.

            James B. Payne is the Executive Vice President and Managing Director - Amway and Quixtar, of Alticor Global Holdings Inc. and holds the position of Executive Vice President with Amway - International Inc., his employer, which is another of the Alticor Inc. subsidiary companies. Amway International Inc. is located at 7575 Fulton Street East, Ada, Michigan 49355-001.

Item 3.	Source and Amount of Funds or Other Consideration.

            On June 10, 2008, May 29, 2009, November 9, 2009 and February 1, 2010, Pyxis loaned $4,000,000, $1,000,000, $2,000,000 and $2,000,000, respectively, to the Issuer as part of a credit facility described in more detail in Item 4(a) below.  The source of Pyxis’ funds for these transactions was an intercompany loan from Alticor Inc. to Pyxis.

Item 4.	Purpose of Transaction.

            The information set forth in Item 4 of Amendment No. 8 is incorporated herein by reference.

            (a)        As previously disclosed in Amendment No. 8, on March 10, 2009, Pyxis and the Issuer entered into an Amended and Restated Note Purchase Agreement, pursuant to which Pyxis extended the term of a credit facility to March 31, 2010 and provided that all borrowings under the credit facility would be due on August 16, 2011.  The notes issued under the credit facility are convertible into shares of the Issuer’s common stock (the “Common Stock”) at a conversion price equal to $5.6783 per share.

            As previously disclosed in Amendment No. 9, on August 10, 2009, Pyxis and the Issuer entered into a First Amendment to Amended and Restated Note Purchase Agreement, pursuant to which Pyxis extended the term of the credit facility to January 1, 2011.

            The Second Amendment extended the term of the credit facility to June 30, 2011.  All borrowings under the credit facility remain due on August 16, 2011.

            The Issuer has elected to draw down an aggregate principal amount of $9,000,0000 under the credit facility in exchange for four convertible notes issued to Pyxis, leaving $5,316,255 of available credit under the credit facility.

Item 5.	Interest in Securities of the Issuer.

            (a)        Pyxis beneficially owns 36,632,735 shares of the Issuer’s stock, which is approximately 59.2% of the sum of the number of the Issuer’s Common Stock that was outstanding as of October 29, 2009 (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) plus the number of shares that would have been outstanding upon conversion of all of the preferred stock and the convertible notes held by Pyxis as of such date.

            Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. may be deemed to beneficially own the same 36,632,735 shares of the Issuer’s stock.

            The number of shares reported in this Item 5(a) includes 6,884,056 shares of Common Stock owned directly by Pyxis (as of February 3, 2010), 28,160,200 shares of Common Stock issuable to Pyxis upon conversion of its 5,000,000 shares of Series A Preferred Stock (as of February 3, 2010) and 1,588,479 shares of Common Stock issuable to Pyxis upon conversion of the convertible notes issued June 10, 2008, May 29, 2009, November 9, 2009 and February 1, 2010 (as of February 3, 2010).  In determining Pyxis’ beneficial ownership percentage above, a division calculation is used wherein 36,632,735 is the numerator and the denominator is equal to the sum of: (a) all shares of Common Stock outstanding (as reported by the Issuer), (b) 28,160,200 shares issuable to Pyxis upon the conversion of the Series A Preferred Stock, and (c) 1,588,479 shares issuable to Pyxis upon the conversion of the convertible notes.

            The calculations in this Item 5(a) are based on the Issuer having 32,102,435 shares of Common Stock outstanding as of October 29, 2009, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.  In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except for the conversion of the Series A Preferred Stock and convertible notes by Pyxis as described herein or as otherwise indicated by the Issuer.

            None of the other persons named in Item 2 of Amendment No. 8 is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

            (b)        Pyxis holds the sole power to vote and dispose of the securities of the Issuer that it holds.  Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.

            (c)        None

            (d)        Not applicable

            (e)        Not applicable

SCHEDULE 13D

            The responses to (a) of this Item 5 are “Not Applicable” for the Directors and Officers named in Item 2 of Amendment No. 8.  The responses to paragraph (b) and (c) of this Item 5 are “Not Applicable” and “None”, respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers named in Item 2 of Amendment No. 8.

            In addition, the information included in Item 4 above and in Item 4 of Amendment No. 8 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information set forth in Item 6 of Amendment No. 8 and in Item 4 of this Amendment No. 10 is incorporated herein by reference.

SCHEDULE 13D

Item 7.	Material to Be Filed as Exhibits.

Exhibit

Number     Description

99.1           (i)  Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003).

                  (ii)  Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on May 30, 2003).

                  (iii)  Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer’s Form 10-K for the year ended December 31, 2004).

99.2           Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on March 5, 2003).

99.3           (i)  Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 17, 2006).

                  (ii)  First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

                  (iii)  Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.3(iii) to Amendment No. 8 filed March 26, 2009).

99.4           (i)  Amended and Restated Note Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on March 13, 2009).

                  (ii)  First Amendment to Amended and Restated Note Purchase Agreement dated August 10, 2009 between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

                  (iii)  *Second Amendment to Amended and Restated Note Purchase Agreement dated February 1, 2010 between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

SCHEDULE 13D

99.5           (i)  Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003).

                  (ii)  **First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.6           Amended and Restated Bylaws of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on July 28, 2008).

99.7           Registration Rights Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003).

__________________

*                      Filed herewith.

**                   Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2010	PYXIS INNOVATIONS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: February 3, 2010	ALTICOR INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: February 3, 2010	SOLSTICE HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: February 3, 2010	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

EXHIBIT INDEX

Exhibit

Number     Description

99.1           (i)  Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003).

                  (ii)  Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on May 30, 2003).

                  (iii)  Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer’s Form 10-K for the year ended December 31, 2004).

99.2           Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on March 5, 2003).

99.3           (i)  Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 17, 2006).

                  (ii)  First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

                  (iii)  Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.3(iii) to Amendment No. 8 filed March 26, 2009).

99.4           (i)  Amended and Restated Note Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on March 13, 2009).

                  (ii)  First Amendment to Amended and Restated Note Purchase Agreement dated August 10, 2009 between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

                  (iii)  *Second Amendment to Amended and Restated Note Purchase Agreement dated February 1, 2010 between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

99.5           (i)  Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003).

                  (ii)  **First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.6           Amended and Restated Bylaws of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on July 28, 2008).

99.7           Registration Rights Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003).

__________________

*                      Filed herewith.

**                   Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.